UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28944 / October 8, 2009

_____
                                                                    :
In the Matter of   :
                                                                    :
GRAIL ADVISORS, LLC   :
GRAIL ADVISORS ETF TRUST   :
                                                                    :
One Ferry Building, Suite 255   :
San Francisco, CA 94111   :
                                                                    :
(812-13516-01)   :
_____   :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE
18f-2 UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Grail Advisors, LLC and Grail Advisors ETF Trust filed an application on April 10,
2008, and amendments to the application on May 15, 2009, and September 14, 2009,
requesting an order under section 6(c) of the Investment Company Act of 1940 (the
"Act") exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act.
The order would permit applicants, including an actively-managed exchange traded open-
end fund, to enter into and materially amend subadvisory agreements without shareholder
approval and would also grant relief from certain disclosure requirements.

On September 14, 2009, a notice of the filing of the application was issued (Investment
Company Act Release No. 28900). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in the
public interest and consistent with the protection of investors and the purposes fairly
intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Grail Advisors, LLC and Grail Advisors ETF Trust (File No. 812-13516-01) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary